UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

CAPITAL TRUST, INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

14052H100
(CUSIP Number)

Ira S. Lederman
Senior Vice President - General Counsel and Corporate Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830
(203) 629-3000

With Copies to:

Jeffrey S. Hochman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14052H100

1.	Name of Reporting Persons: W. R. Berkley Corporation
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.1%†
14.	Type of Reporting Person (See Instructions): CO

_______________________________________
† The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.1%†
14.	Type of Reporting Person (See Instructions): IC, CO

_________________________________
† The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation (“Berkley”) and Berkley Insurance Company, a Delaware corporation (“BIC”, and together with Berkley, the “Reporting Persons”). Amendment No. 10 relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). Amendment No. 10 amends and supplements the Schedule 13D, dated May 11, 2004 (“Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004, Amendment No. 3 to the Schedule 13D, dated July 10, 2007, as filed with the Commission on July 13, 2007, Amendment No. 4 to the Schedule 13D, dated July 30, 2007, as filed with the Commission on August 1, 2007, Amendment No. 5 to the Schedule 13D, dated August 6, 2007, as filed with the Commission on August 6, 2007, Amendment No. 6 to the Schedule 13D, dated May 23, 2012, as filed with the Commission on May 24, 2012, Amendment No. 7 to the Schedule 13D, dated July 9, 2012, as filed with the Commission on July 10, 2012, Amendment No. 8 to the Schedule 13D, dated September 27, 2012, as filed with the Commission on September 28, 2012 and Amendment No. 9 to the Schedule 13D, dated January 1, 2013, as filed with the Commission on January 2, 2013 (together with the Original Schedule 13D, the “Schedule 13D”), in connection with the additional information set forth herein.

Item 4.	Purpose of Transaction.
Item 4 of Schedule 13D is hereby amended by the addition of the following information:

On March 26, 2013, the Reporting Persons entered into a letter agreement (the “Lock-Up Agreement”) with Citigroup Global Markets Inc. and certain other underwriters (collectively, the “Underwriters”) in connection to an underwritten public offering of the Issuer’s Common Stock.

The Schedule 13D is not an offer to purchase or a solicitation of any offer to sell any securities.

Item 5.	Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

Rows (7) through (11) and (13) of the cover pages to this Amendment No. 10 are hereby incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended and supplemented to add the following:

As described in Item 4 hereto, on March 26, 2013, the Reporting Persons entered into the Lock-Up Agreement with the Underwriters.  Subject to the terms of the Lock-Up Agreement, the Reporting Persons have agreed that for a period of 90 days after the date of the final prospectus relating to the public offering they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; provided, however, that, subject to certain requirements being met, the foregoing shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the closing of the public offering, (b) transfers as a bona fide gift or gifts, (c) transfers to affiliates of the Reporting Persons or to any investment fund or other entity controlled or managed by the Reporting Persons, (d) as a distribution to limited partners, members or stockholders of the Reporting Persons, (e) transfers to certain family members or dependents of the Reporting Persons, (f) transfers solely for estate planning purposes to any trust, (g) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (f) above or (h) pursuant to an order of a court or regulatory agency.

Pursuant to the Lock-Up Agreement, if (1) during the last 17 days of the restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions imposed by the Lock-up Agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless certain of the Underwriters waive such extension.

The information set forth in Item 4 with respect to the Lock-Up Agreement is incorporated into this Item 6 by reference.

The foregoing description of the terms of the Lock-Up Agreement is intended as a summary only and is qualified in its entirety by reference to the Lock-Up Letter, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 9
Lock-Up Letter, dated as of March 26, 2013 by and among Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, W. R. Berkley Corporation and Berkley Insurance Company.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013		W.R. BERKLEY CORPORATION

	By:	/s/ William R. Berkley
	Name:	William R. Berkley
	Title:	Chairman of the Board and Chief Executive Officer

Dated: March 27, 2013		BERKLEY INSURANCE COMPANY

	By:	/s/ Eugene G. Ballard
	Name:	Eugene G. Ballard
	Title:	Senior Vice President